*Head Office - Secretariat of the Bank*
63[redacted] Bank Hapoalim Bldg., Tel Aviv 65781
T[redacted]76

**bank hapoalim**

06013375

RECEIVED
2006 MAY 15 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 09 May 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

**Yoram Weissbrem**
Secretary of the Bank



bank hapoalim

082-34955

**Annex A**

**List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)**

| | Subject | Date | Schedule |
|---|---|---|---|
| 1. | *Holding(s) in Company* | *09 May 06* | *1* |
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Schedule 1

**Bank Hapoalim B.M.**
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il



Transmission date: 09/05/2006
Reference: 2006-01-054927

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

**Immediate Report regarding the schedule of holdings of Interested Parties**

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

| No. of Holder | Name of Holder | Name, Category & Series of Security | Current Quantity of Securities | Extent of Holding | | Extent of Holding (fully diluted) | |
|---|---|---|---|---|---|---|---|
| | | | | % of capital | % of voting | % of capital | % of voting |
| 1 | Arison Holdings (1998) Ltd. | BNHP Ordinary Shares | 207,205,997 | 16.44 | 16.44 | 16.28 | 16.28 |
| 2 | Israel Salt Industries Ltd. | BNHP Ordinary Shares | 75,764,441 | 6.01 | 6.01 | 5.95 | 5.95 |
| 3 | Madlen LLC | BNHP Ordinary Shares | 25,418,933 | 2.02 | 2.02 | 2.00 | 2.00 |
| 4 | Maine Merchant Bank LLC | BNHP Ordinary Shares | 300,000 | 0.02 | 0.02 | 0.02 | 0.02 |
| 5 | BH Israel LLC | BNHP Ordinary Shares | 22,204,185 | 1.76 | 1.76 | 1.74 | 1.74 |
| 6 | BH Investment Associates LLC | BNHP Ordinary Shares | 22,204,185 | 1.76 | 1.76 | 1.74 | 1.74 |
| 7 | Zvi Ziv | BNHP Ordinary Shares | 17,088 | 0.00 | 0.00 | 0.00 | 0.00 |
| 8 | Joseph Dauber | BNHP Ordinary Shares | 16,530 | 0.00 | 0.00 | 0.00 | 0.00 |
| 9 | AllianceBernstein L.P | BNHP Ordinary Shares | 86,805,273 | 6.89 | 6.89 | 6.82 | 6.82 |

*Explanations:*

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

---

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:

---

Name of Holder: *AllianceBernstein L.P.*
No. of Holder: *9*

*Explanation: To be filled in if the interested party is a banking corporation or an insurer*
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,890,415*
Change in Quantity of Securities: *-85,142*
*Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".*
Remarks:
*The company has advised us of its change of name from Alliance Capital Management L.P. to the name as appears on this report.*